Ruby Tuesday, Inc.
150 West Church Avenue
Maryville, Tennessee 37801

June 25, 2009

Mr. Matthew Spitzer
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ruby Tuesday, Inc. (the “Company”) File No. 333-159413 Form RW – Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Ruby Tuesday, Inc., a Georgia corporation, hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-1, File No. 333-159413, together with all exhibits and amendments thereto (the “Registration Statement”).  The Registration Statement was originally filed with the Securities and Exchange Commission on May 22, 2009.

Pursuant to the Registration Statement, the Company proposed to register securities with a proposed maximum aggregate offering price of $300,000,000, for issuance to the public.  No securities have been sold under the Registration Statement.  The Company is now eligible to file on Form S-3 and accordingly, we hereby request that an order granting the withdrawal of the Registration Statement be issued by the Securities and Exchange Commission as soon as possible.

Should you have any questions regarding this matter, please do not hesitate to contact the undersigned at (865) 379-5700, or Richard A. Drucker of Davis Polk & Wardwell LLP, legal counsel to the Company, at (212) 450-4000.

Sincerely,

Ruby Tuesday, Inc.

By:	/s/ Scarlett May
Name: Scarlett May
Title: Vice President, General Counsel and Secretary